SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

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Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

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Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

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Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____ .

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES SECOND QUARTER 2005 CONSOLIDATED RESULTS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Rio de Janeiro , Brazil – July 25, 2005 – Tele Sudeste Celular Participações S.A. TSD, (Bovespa: TSEP3 (ON = Common Shares); TSEP4 (PN = Preferred Shares); NYSE: TSD), announces today its consolidated results for the second quarter 2005 (2Q05). TSD is the holding company that controls 100% of Telerj Celular S.A. (Telerj) and Telest Celular S.A. (Telest), leading wireless telecommunication service providers in Rio de Janeiro and Espírito Santo states, respectively. The company provides services in an area that covers approximately 1% of the Brazilian territory and 10% of the total Brazilian population.

Tele Sudeste, along with Telesp Celular Participações S.A. (controlling shareholder of Tele Centro Oeste Participações S.A.), Tele Leste Celular Participações S.A., and Celular CRT Participações S.A make up the assets of the Joint Venture undertaken by Portugal Telecom and Telefónica Móviles, operating under the VIVO brand, Top of Mind in the Brazilian market. In June 2005, VIVO Group exceeded 28 million customers, thus keeping its market leadership.

HIGHLIGHTS 2Q05

•  Strong competition and intense commercial activity during the 2Q05, with the campaigns for the Mother´s Day and Valentine´s Day.

•  Post-paid customer base rose 21.9% over 2Q04, while TSD's customer base grew 18.9% in the same period, reaching 4,665 thousand customers.

•  The growth in post-paid net additions in 2Q05 over the same period of last year shows the success of the commercial campaigns.

•  Churn at 2.3%, a reduction 0.7 p.p. in relation to 2Q04, shows the results of customer retention campaigns.

•  New increase of post-paid MOU by 1.6% over 1Q05. Increase of 3.7% in relation to 2Q04.

•  Increase of services revenue by 7.6% over 2Q04.

•  Data revenues grew 159.4% over 2Q04, reaching 4.9% of the net services revenue in 2Q05.

•  Launching of VIVO Play 3G , service based on a 3 rd Generation technology that offers cellular access to multimedia contents, reaffirming the absolute Leadership in innovative and diversity of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services.

•  Accumulated EBITDA in 2005 of R$ 242.6 million, representing a margin of 24.3% in the first half of the year.

•  100% coverage in the municipalities within its area of operation with CDMA 1xRTT digital technology and use of CDMA2000 1xEV-DO technology in the city of Rio de Janeiro .

VIVO

VIVO celebrated two years of existence in April, which were marked by the largest community of customers in Brazil , bringing together innovation and the biggest CDMA coverage in the domestic territory. The adoption of the most advanced technology has made it possible for the company to offer several new products and innovations, such as the following services: VIVO Play 3G , VIVO Agenda , VIVO Localiza , Olho VIVO , state-of-the-art corporate solutions, interactive games such as VIVO em Ação , downloads of games, video and songs, in addition to the capability to watch goals in both the Brazilian and European soccer championships which are provided by VIVO on an exclusive basis.

Quality Policy

Among the strategic goals the implementation of the processes management resulted in the Company being awarded ISO 9001:2000 certification . Such policy is aligned with " Mission ": "To meet the customers' needs and make them loyal to the company as a result of the quality and innovation of our products and services, offered by committed and skilled professionals. To keep market leadership along with profitable growth, thus generating value to the shareholders and seeking permanent improvement of processes and results. To consolidate the Company's image, contributing to the development of our society."

Distribution Channels

On June 30, 2005, TSD had 54 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 912 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels.

Technological Innovations

VIVO launched on the domestic market a new concept of service based on a 3rd Generation technology, which offers cellular access to multimedia contents – the VIVO Play 3G. The first application originated from such service is VIVO Player 3G, which allows the user to download and stream videos, songs and images at high data transmission speed, which reaches 2.4 Mbps in the cities of São Paulo, Rio de Janeiro and Curitiba. Through this service, VIVO customer will be able to access all multimedia contents, both for accessing information and for entertainment purposes. Among the services are TV, news, cartoons, video clips, film trailers, songs, Internet access, in addition to the possibility of taking pictures, filming and sending instantaneous images to another VIVO cellular phone or to an e-mail address.

The Group has also launched VIVO Moblog, a mobile multimedia diary in which customers are able to create a webpage with pictures, text, sound and video. Differently from usual Blogs, VIVO Moblog allows configuration not only through the web, but also through the cellular phone.

Basis for Presentation of Results

The partial Bill & Keep (B&K) system was implemented in July 2003, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact on interconnection revenue and cost.

The 2005 and 2004 accumulated numbers correspond the values between January and June of the mentioned years.

Some information disclosed for 2Q04, 1Q05 and accumulated 2004 were re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE - TSD

	2 Q 05	1 Q 05	Δ%	2 Q 04	Δ%
Total number of customers (thousand)	**4,665**	**4,424**	**5.4%**	**3,924**	**18.9%**
Contract	1,384	1,308	5.8%	1,135	21.9%
Prepaid	3,281	3,116	5.3%	2,789	17.6%
Market Share (*)	**45.9%**	**47.3%**	**-1.4 p.p.**	**48.7%**	**-2.8 p.p.**
Net additions (thousand)	**241**	**47**	**412.8%**	**150**	**60.7%**
Contract	76	49	55.1%	(13)	n.d.
Prepaid	165	(2)	n.d.	163	1.2%
Market Share of net additions (*)	**29.7%**	**26.5%**	**3.2 p.p.**	**39.8%**	**-10.1 p.p.**
Market penetration (*)	**54.2%**	**50.0%**	**4.2 p.p.**	**44.0%**	**10.2 p.p.**
SAC (R$)	**207**	**152**	**36.2%**	**136**	**52.2%**
Monthly Churn	**2.3%**	**2.1%**	**0.2 p.p.**	**3.0%**	**-0.7 p.p.**
ARPU (in R$/month)	**30.5**	**32.0**	**-4.7%**	**33.7**	**-9.5%**
Contract	65.8	69.9	-5.9%	72.9	-9.7%
Prepaid	14.6	15.7	-7.0%	16.2	-9.9%
Total MOU (minutes)	**92**	**95**	**-3.2%**	**97**	**-5.2%**
Contract	195	192	1.6%	188	3.7%
Prepaid	48	54	-11.1%	56	-14.3%
Employees	**1,132**	**1,191**	**-5.0%**	**1,608**	**-29.6%**
Productivity (customer / employee)	4,121	3,715	10.9%	2,440	68.9%

(*) source: Anatel

Operating Highlights

•  Continued market leadership as a result of the increase in the customer base by 18.9% in relation to 2Q04, reaching 4,665 thousand customers. It is important to also emphasize the conservative company's reckoning procedures.

•  Despite the strong competition in a market with 4 operators, TSD's share in net additions was 29.7%.

•  SAC increased by 36.2% in relation to 1Q05, due customer retention efforts and intense marketing activity in the period, which recorded a reduction in "entry barriers" during the Mother's Day and Valentine's Day promotions.

•  Churn at 2.3% recorded 0.7 p.p. reduction in relation to 2Q04, even though operating in a strongly competitive area, including in the high-value market segment, which is a result of the commercial practices adopted by the Company, as for example, the offer of several plans for meeting customer's needs and to promote their loyalty.

•  The blended ARPU of R$ 30.5 recorded a 4.7% reduction in relation to 1Q05, as a result of the promotions carried out in the quarter, of the right planning programs effected in the post-paid customer base and of the drop in the inbound ARPU, among other factors. The mentioned variation over 1Q05 is lower than the year-over-year variation of 9.5%, which was due to the effects mentioned above, having been also impacted by the change in the customer mix, migration of the inbound traffic from fixed-mobile to mobile-mobile, and the partial Bill & Keep effect.

•  Increase of post-paid MOU by 3.7% and 1.6% in relation to 2Q04 and 1Q05, respectively, reflecting the increase in the outgoing post-paid MOU, which was largely caused by the commercial campaigns and also by the effects of the migration from fixed-mobile to mobile-mobile traffic. It must be reminded that the pre-paid MOU is impacted by the reduction in the inbound fixed-mobile traffic.

•  The growing improvement in operation efficiency can be measured by the productivity increase in 2Q05 of 68.9% and of 10.9% in relation to 2Q04 and 1Q05, respectively, due to the continuous programs to obtain synergies, integration and rationalization in organizational and process terms.

NET OPERATING REVENUES - TSD

	According to Corporate Law							
						Accum.		
R$ million	2 Q 05	1 Q 05	Δ%	2 Q 04	Δ%	2005	2004	Δ%
Subscription and Usage	221.0	220.3	0.3%	191.3	15.5%	441.3	388.3	13.6%
Network usage	175.7	184.3	-4.7%	186.5	-5.8%	360.0	374.7	-3.9%
Other services	21.0	17.3	21.4%	10.5	100.0%	38.3	20.9	83.3%
Net service revenues	**417.7**	**421.9**	**-1.0%**	**388.3**	**7.6%**	**839.6**	**783.9**	**7.1%**
Net handset revenues	103.3	54.2	90.6%	80.7	28.0%	157.5	133.8	17.7%
Net Revenues	**521.0**	**476.1**	**9.4%**	**469.0**	**11.1%**	**997.1**	**917.7**	**8.7%**

Net Operating Revenues 2Q05

Net handset revenues 19.8%
Subscription and Usage 42.5%
Other services 4.0%
Network usage 33.7%

Net Operating Revenues 2Q04

Net handset revenues 17.2%
Subscription and Usage 40.8%
Other services 2.2%
Network usage 39.8%

Net Services Revenue

The net services revenue grew 7.6% in relation to 2Q04, recording R$ 417.7 million. Such growth is a consequence of the increased use of data services, partially offset by the right planning effects and by the fact that the increase in the VU-M became effective only in June and was not adopted by all fixed operators. It is observed that the figures for 2Q04 consider the interconnection tariff increase in the whole period.

It must be highlighted that "subscription and usage revenue" recorded a 15.5% increase over 2Q04, due to the increase in the total outgoing traffic, which was partially offset by a reduction in the inbound traffic, as a result of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in interconnection revenue and the partial Bill & Keep effect.

Data revenues were up 159.4% in the year-to-year comparison, representing 4.9% of the net service revenues in 2Q05 (2.0% in 2Q04). This increase has continued to occur due to a more widespread access and use of such services, in addition to the several services launched on the market and the increase in the customer base. The SMS accounted for 57.2% of data revenues in 2Q05. Average monthly number of SMS messages in the quarter was over 18 million, exceeding by more than 78.4% the total recorded in the same period of last year.

The interactive game "VIVO em Ação 2" , which ended in May 2005, after the conclusion of 5 episodes, had the participation of more than 1.5 million registered players. The game has also accomplished its goals once it managed to keep users loyal as the plot developed and stimulated them to become acquainted with other VIVO services, such as Portal de Voz, Chat, Quiz, Cupido, Caixa Postal, Vivo Informa, etc.

Personnel Cost

The reduction in personnel cost in year-to-date total for 2005 in relation to the same period of 2004 is a consequence, mainly, of the adequacy in the headcount, which is partially offset by salary increases arising out of the collective bargaining agreement. The 5% positive variation between 2Q05 and 1Q05 is a result, specially, of the incentive campaigns for the selling team and investments in training.

Cost of Services Rendered

The 16.2% reduction in the cost of services rendered in 2Q05 is basically due to the non-recurring effect over interconnection costs recorded in 1Q05, partially offset by an increase in the costs with rentals, insurance and condominium fees due to the increased commercial activity.

Cost of Goods Sold

The increase in the cost of goods sold by the Company recorded in 2Q05 in relation to 1Q05 is due to the intense commercial activity in the period, with emphasis to the commercial campaigns that increased the number of activated handsets (gross additions increased by 71.1%), as a result of the efforts placed towards high and average income customers.

Selling Expenses

During 2Q05, the Company carried out several actions with the purpose of capturing new customers and also ensuring loyalty from its customer base, which actions are evidenced by a greater number of additions and the behavior of its Churn.

In 2Q05, selling expenses recorded a 35.5% increase over 2Q04, caused by an intense sales activity and consequent increase in expenses with third-party services, especially publicity and commissions.

In the period, the provision for bad debtors represented 0.5% of the gross revenue, lower than what was recorded for the same period of last year (1.3%), reflecting a significant improvement in its collection actions.

EBITDA

In the first six months of the year, the EBITDA (earnings before interest, taxes, depreciation and amortization) was R$ 242.6 million, with 24.3% margin.

Considering the strong competition faced in the period, as well as the intense marketing activity, the EBITDA of R$ 90.2 million, recorded a 17.3% margin in 2Q05.

Depreciation and Amortization	Expenses with depreciation and amortization were reduced by 8.4% and 4.1% in relation to 2Q04 and 1Q05, respectively, because of the end of certain equipment depreciation period.

Financial Revenues (Expenses)

The net financial result in 2Q05 improved by R$ 1.1 million when compared to 1Q05, specially due to the increase in the interest rate in the period (4.18% om 1Q05 and 4.56% in 2Q05), which had a positive impact over the net cash position.

Net Profit	The result for the quarter recorded a net profit of R$ 4.1 million.

Indebtedness

On June 30, 2005, TSD's debts related to loans and financings amounted to R$ 40.8 million (R$ 50.1 million on March 31, 2005), 100% of which is nominated in US Dollar. The Company has signed exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 322.1 million) and by derivative assets and liabilities (R$ 9.2 million payable) resulting in a net cash position of R$ 272.1 million, a 46.1% increase in relation to March 2005.

The seasonal disbursements in 1Q05 (handsets purchased for the 2004 Christmas' campaign and the Fistel Fee – TFF annually paid in March) allied to cash generation resulting from a better working capital management obtained in 2Q05, made possible the net cash increase in the quarter.

Capital Expenditures (Capex )

Capex effected in the quarter of R$ 58.2 million is basically due to the following factors: (i) information systems, especially the customer care ; and (ii) continued quality and expansion of the coverage provided by the company in order to meet the growth of the customer base .

Operating Cashflow

The year-to-date positive operating cash flow evidences that TSD has generated funds from its operations that are sufficient to implement its capital expenditures program, recording R$ 32.0 million in 2Q05.

Capital Market

In 2Q05, the value of TSD's common shares (ON) and preferred shares (PN) dropped 17.4% and 24.2%, respectively, while the Bovespa (São Paulo Stock Exchange) index dropped 5.9%. By the end of 2Q05, ON and PN shares were traded at R$ 18.00 and R$ 18.80, respectively.

The price of TSD's level II ADRs dropped by 11.2% in the quarter, in face of a 2.2% decrease in the Dow Jones index. The closing price of TSD's ADRs for the quarter was US$ 7.90

Reverse Stock Split

In June, the Company concluded the Reverse Stock Split operation in the proportion of five thousand (5,000) shares for one (1) share of the respective type, as approved at a Special Meeting of Shareholders. After such operation, TSD shares started being traded at the São Paulo Stock Exchange on a per share price, rather than on a thousand shares price. Accordingly, the Company's capital stock is now divided into 89,801,999 registered, book-entry type shares, with no face value, of which 37,886,992 are common shares and 51,915,007 are preferred shares.

Capital Increase

On June 28, 2005, the Board of Directors of TSD approved an increase in the capital stock as a result of a corporate restructuring process, which occurred in three stages from October to November 2000, involving the company and its controlled and controlling companies. The amortization of the premium resulting from such process resulted in 2004 in a tax benefit of thirty-six million, four hundred and eighty-five thousand, four hundred and sixty-five reais and ninety-two cents (R$ 36,485,465.92), upon issuance of 2,029,225 new common shares, thus ensuring the preemptive right provided for, in article 171 of Law nº 6404/76. The funds arising out of eventual exercises of the preemptive right shall be credited to the companies Sudestecel Participações Ltda. and Tagilo Participações Ltda . The issue price of seventeen reais and ninety-eight cents (R$ 17.98) per common share corresponds to 90% of the weighted average of the main market prices of the 30 trading sessions of Bovespa, in the period from May 16, 2005 to and including June 27, 2006. The period for exercise of the preemptive right is from June 29, 2005 until July 28, 2005.

Social Responsibility

•  In April, VIVO Institute entered into a formal 4-year partnership with National Iguaçu Park, located in Paraná State, through an agreement executed with the Brazilian Institute for Environment and Renewable Natural Resources (Ibama), which will contribute to the development of the Escola Parque (Park School), Escola de Educação Ambiental (Environmental Education School) of the IBAMA/National Iguaçu Park. Escola Parque provided assistance to some 24 thousand people last year.

•  The World Environment Day, in May, was celebrated by VIVO with activities in the whole country including debates, congresses, meetings, ludic activities and lectures. VIVO, being concerned with such a world trend, has provided varied programs in its regional branches compelling people to think about the importance of applying environmental management in the business world.

•  The MAM Education Project also started in May, having been developed by the Rio de Janeiro Modern Art Museum (MAM) with support by VIVO Institute. With MAM's educational actions, the objective will be to bring the art public closer, by means of "Guided Visits". The goal is to reach more than one thousand people monthly with the sponsorship of VIVO Institute, especially public school students.

•  The State of São Paulo Government, Ayrton Senna Institute and VIVO Institute have paid homage to school principals during the presentation of the results of the " Programa SuperAção Jovem " (Young SuperAction Program), developed by the Ayrton Senna Institute, in alliance with VIVO Institute. The meeting, promoted by the State Department of Education, which has conceived the Family School Program, gathered more than 2,400 school principals in the implementation of the "SuperAction" program.

Main Prizes, Awards and Events

•  VIVO was awarded the 2005 Top of Marketing prizes granted by the Brazilian Association for Sales and Marketing Officers – ADVB for the cases " Vivo Encontra: uma inovação exclusiva da Vivo " (Vivo Encontra: a Vivo's exclusive innovation) and " Vivo e Gisele Bundchen – o encontro da maior Top Model com a operadora Top do Brasil " (Vivo and Gisele Bundchen – the meeting between the greatest Top Model with the Brazilian Top operator).

•  VIVO was awarded the 2005 Consumidor Moderno Prize for Excellence in Customer Services granted by Consumidor Moderno magazine, which celebrated its 10 th anniversary, handing the Prize.

•  VIVO was selected among the best ten telecommunication operators of Latin America according to a study carried out by analysts from the following consulting firms: Yankee Group, Pyramid Research, Frost & Sullivan, Competitive Intelligence Unit and IDC and published by "Frecuencia Latinoamérica" magazine. The evaluating committee has taken into account the best performances in aspects such as corporate services, data services, service quality, technological innovation and profitability. In addition, the study has taken into consideration the performance of companies from all telecommunication categories, rather than only mobile telephone operators. The analysis rendered by the jury highlights VIVO in the data services category for the development brought with the CDMA 1x EVDO network; as well as because it is the Brazilian operator that is mostly committed with technological innovation as a strategy to consolidate its leadership in face of competition, with examples of services such as VIVO Agenda.

BALANCE SHEET - TSD

R$ million

ASSETS	Jun 30. 05	Mar 31. 05
Current Assets	**1,357.7**	**1,246.4**
Cash and cash equivalents	6.8	6.2
Temporary cash investments	315.3	237.8
Net accounts receivable	450.2	410.5
Inventory	86.3	93.2
Advances to suppliers	3.1	6.1
Deferred and recoverable taxes	355.1	330.4
Derivatives transactions	0.0	1.3
Prepaid Expenses	63.7	81.3
Other current assets	77.2	79.6
Long Term Assets	**265.7**	**248.4**
Deferred and recoverable taxes	241.5	226.0
Prepaid Expenses	15.1	13.3
Other long term assets	9.1	9.1
Permanent Assets	**1,200.0**	**1,229.9**
Investment	0.5	0.5
Plant, property and equipment	1,197.6	1,227.4
Deferred assets	1.9	2.0
Total Assets	**2,823.4**	**2,724.7**
LIABILITIES		
Current Liabilities	**758.3**	**663.1**
Personnel, tax and benefits	23.9	25.5
Suppliers and Consignment	428.9	383.7
Taxes, fees and contributions	70.4	52.7
Interest on own capital	37.3	37.7
Loans and financing	40.8	50.1
Contingencies provision	67.1	59.5
Derivatives transactions	9.2	8.9
Other current liabilities	80.7	45.0
Long Term Liabilities	**49.4**	**50.0**
Contingencies provision	24.7	25.5
Other long term liabilities	24.7	24.5
Shareholder's Equity	**2,015.6**	**2,011.5**
Funds for capitalization	**0.1**	**0.1**
Total Liabilities	**2,823.4**	**2,724.7**

VIVO – Investor Relations

Charles E. Allen Ana Beatriz Batalha Antonio Sergio M. Botega Carlos Alberto B. Lazar Janaina São Felicio	Mara Boaventura Dias Maria Ednéia Pinto Pedro Gomes de Souza

Telephone: +55 11 5105-1172 Email: ir@vivo.com.br Information available from the website: www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.

Current Capital (Short-term capital) = Current assets – Current liabilities.

Working capital = Current Capital – Net Debt.

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization .

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.

CSP – Carrier Selection Code.

SMP – Personal Mobile Services.

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected.

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users.

Blended ARPU – ARPU of the total customer base (contract + prepaid).

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).

Market share = Company's total number of customers / number of customers in its operating area.

Market share of net additions : participation of estimated net additions in the operating area.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area.

Productivity = number of customers / permanent employees.

Right planning programs – Customer profile adequacy plans SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

SAC – acquisition cost per customer = (70% marketing expenses + distribution network costs + handsets subsidy) / gross additions.

VC – Communication values per minute.

VC1 – Communication values for calls in the same area of the subscriber.

VC2 – Communication values for Calls posted outside the area code and inside the State.

VC3 – Communication values for Calls outside the State.

VU -M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.